UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 03, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

On October 3, 2024, VivoPower International PLC (the “Company,” “VVPR”) announced that its subsidiary, Tembo E-LV B.V. (“Tembo”), has entered into a definitive partnership agreement with Sarao Motors (“Sarao”), the leading jeepney manufacturer in the Philippines. Under this agreement, Tembo will provide electric vehicle solutions for the electrification of public utility jeepneys, an iconic and widely used mode of transport in the Philippines, valued at an estimated US$10 billion market. Deliveries of Tembo’s electric jeepney kits are currently enroute to Sarao’s headquarters in Las Piñas City, Metro Manila. This partnership will allow Tembo to support the transformation of Sarao’s 20,000-square-meter facility into a modern, sustainable energy solutions center, equipped with assembly facilities and charging stations. The collaboration is part of Tembo’s strategic focus on sustainable transport solutions, while still retaining the ability to work with other companies for electric jeepney solutions in the region.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-276509).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1 — Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 03, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman